Exhibit 99.2

Management’s Discussion and Analysis
Second Quarter Ended June 30, 2012

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. and its subsidiaries (“Baja” or the “Company”) provides analysis of the Company’s financial results for the quarter ended June 30, 2012. All financial information included in this MD&A, including comparatives, has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The following information should be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements for the quarter ended June 30, 2012 and notes to those financial statements, all of which are available on the SEDAR website at www.sedar.com. Financial information is expressed in United States dollars, unless stated otherwise. This MD&A is current as of August 10, 2012.

Caution on forward-looking information
This MD&A contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Corporate Outlook” and elsewhere in this MD&A, and may include statements regarding exploration results, mineral resource estimates, projected liquidity, capital expenditures, available capital resources and the potential availability of short-term and long-term financing, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo Project (“Boleo” or the “Project”), and the issuance of required permits; the need to obtain additional financing to fund current working capital needs and to fund cost overruns to enable the Company to resume drawing on its existing senior debt facilities, the uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2011, filed with the Canadian securities regulatory authorities, Baja’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by Baja and filed with the appropriate regulatory agencies.

Cautionary note concerning reserve and resource estimates
This MD&A and other information released by Baja uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja are in compliance with NI 43-101, and also qualify as reserves under the SEC’s standards.

Risk factors
In addition to the risks and uncertainties described in the Company’s Annual Information Form for the year ended December 31, 2011, readers should carefully consider the additional risk factors set out below before deciding whether to invest in the common shares of Baja:

Event of Default
During the quarter under review, the Company determined that the cost to complete the Boleo Project (owned by the Company’s 70% owned subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”) could be as high as $1,667 million, which estimate significantly exceeds the Company’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million). Since the Company was unable to finance the funding shortfall within 60 days, the Company is in an Event of Default as defined in the Company’s senior lending agreements. Should the Company remain in an Event of Default at the expiration of any standstill agreement as a result of this (or any other arising) defaults, the senior lenders may exercise any combination of the following remedies available to the lender group:

  cancelling the total lending commitments available to the Company;

  declaring that all or part of the loans, together with accrued interest, be immediately due and payable;

  declaring that all or part of the loans be payable on demand;

  terminating or closing out the Company’s copper hedging contracts; and

  exercising any other rights or remedies available to the senior lenders when a default is continuing.

Change in Control of MMB
On July 26, 2012, Korea Resources Corporation, LS Nikko Copper, Inc., Hyundai Hysco Co. Ltd., SK Networks Co. Ltd. and Iljin Materials Co. Ltd. (collectively the “Consortium”) agreed to a potential funding solution for the forecasted cost overruns at the Boleo Project (the “Consortium Financing”).

In Stage I of the Consortium Financing, the Consortium has agreed to contributing US $90 million in interim funding to MMB in exchange for an increase in its interest in MMB from 30% to 51%. In Stage II of the Consortium Financing, the Consortium may choose to contribute additional funding in an amount sufficient to complete the Boleo Project. Completion of Stage I of the Consortium Financing will involve a transfer of control and management responsibility over MMB from Baja to the Consortium, and amendments to the current Shareholder Agreement between Baja and the Consortium, expanding the power of the Consortium to manage the business of MMB and limiting Baja’s rights.

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The Consortium has no previous operational experience at the Boleo Project. While it is the intention of the Consortium to cause MMB to hire certain key employees of Baja to continue work with MMB following the acquisition of control of MMB by the Consortium, it is uncertain whether MMB will be able to obtain the services of such employees or successfully manage the transition of control of MMB and the Project.

Consortium Financing Uncertainties
The Consortium may choose not to complete Stage I of the Consortium Financing, or may elect not to proceed with Stage II of the Consortium Financing. In either case, Baja expects the result would be the immediate shutdown of the Boleo Project and insolvency of MMB.

Dilution Consequences of the Consortium Financing
Completion of Stage I of the Consortium Financing will result in an immediate and significant dilution in Baja’s interest in MMB. Baja’s interest in MMB will be reduced from 70% to 49% upon completion of Stage I of the Consortium Financing.

If the Consortium elects to proceed with Stage II of the Consortium Financing and Baja is unable to contribute, Baja’s interest in MMB will be diluted to 10%. If the total equity costs to complete the Project exceed $443,390,000 and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted at an accelerated rate.

If Baja is able to participate in Stage II of the Consortium Financing, the additional interest which it will be able to retain in MMB will be limited. If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage calculated by multiplying 39% (the percentage of MMB represented by 100% of the Stage II funding) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Stage II participation right by the total amount of the Stage II funding. As an illustration, if Baja fully exercised its Stage II participation right, it would require approximately $341 million to retain the maximum 40% interest in MMB, at which it is capped if it participates in the Stage II Consortium Financing. Under the terms of the Consortium Financing, Baja is able to raise funds for Stage II participation only by way of a backstopped rights offering, so expects to have limited funds to exercise its Stage II participation right if the Consortium proceeds with Stage II of the Consortium Financing.

The Company may be unable to continue as a going concern
MMB’s liabilities currently exceed the carrying value of its assets, while the Company’s market capitalization has declined to below $24 million.

The availability of funding from the Company’s senior debt is subject to numerous conditions and requirements. The majority of conditions and requirements with respect to the senior debt are within the Company’s control but several permits, licenses, authorizations and approvals rely on government or regulatory cooperation and are outside the control of the Company. A further condition of the senior debt facilities is that the forecasted Project capital cost overruns not exceed the existing cost overrun facilities. As a result of the before mentioned funding shortfall, no further funds will be available from the Company’s senior loan facilities unless an acceptable funding solution is provided to the Company’s primary lenders. Should the Company not be permitted to continue drawing on its loans, it would not have the resources available to continue with the development of the Project and may be required to shut down.

The Consortium Financing may result in the Consortium financing the complete funding shortfall. However, this remains subject to various stages of due diligence and approvals by the boards of directors and/or of the respective members of the Consortium.

Amongst other factors, the Company’s ability to continue as a going concern is dependent upon the following critical factors:(i) the completion of Stage I of the proposed funding solution by August 20, 2012;

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(ii) an election by the Consortium to complete Stage II of the proposed funding solution prior to August 30, 2012; (iii) approval by the senior lenders of the proposed funding solution; (iv) reinstatement of the remaining senior debt facilities and cost overrun facilities; (v) completion of development of its Boleo Project; and (vi) establishing profitable operations. The success of these factors cannot be assured.

The Company faces a liquidity crisis
Despite the announced interim funding agreed to by the Consortium, the Company continues to face a liquidity crisis. At August 8, 2012, the Company’s subsidiary, MMB, which holds all mineral and property rights in the Project, held $5.7 million of unrestricted cash and a further $15 million in its restricted intermediary account. The Company’s restricted funds are required to be maintained for the purpose of funding possible “shut-down” scenarios. At the same date, MMB’s outstanding short-term accounts payable amounted to approximately $98.4 million, therefore exceeded its available cash balances.

It is in the interest of all stakeholders (including investors, vendors and lenders) to maintain the Project as a going concern and the Company has implemented an aggressive cash flow management strategy in the hopes of doing so. However, despite the Stage I funding agreed to by the Consortium, the Project may be required to be shut down should the Consortium not commence with Stage II funding by the second week of September, 2012.

No current schedule
During the period, the Company announced that it is evaluating the potential suspension of the construction of the cobalt and zinc circuits in order to ease the pressure of the schedule for completion of the Boleo Project’s copper circuit. However, in view of the funding shortfall, the Company withdrew all previous timing guidance. Since a permanent funding solution has not been developed and full-scale development has not yet recommenced, no schedule can currently be committed to for the completion of and first production from any of the copper, cobalt or zinc circuits.

It is also important to note that any proposed decision on the suspension of construction of the cobalt and zinc circuits remain subject to lender approval.

Capital and operating costs may exceed current estimates
The capital costs of the Project are subject to a number of estimates, including, but not limited to, the prices of metals and key consumables, including steel and fuel, as well as to changes in scope and design. The Company also previously announced its preliminary view that projected operating expenses at the Boleo Project have risen significantly, driven by increased mining costs, higher sulfur costs, higher diesel volumes and costs, and higher labour expense (rate and time). Management has now advanced its review of the anticipated operating costs at the Boleo Project, and currently estimates operating costs at $50 - $60 per ore tonne.

The Project could prove to be uneconomic for commercial operations should the capital and operating costs of the Project increase beyond current estimates.

The development schedule has changed and may be subject to further change
The development schedule of the Project has been negatively affected by the forecasted cost overruns at the Project, and may be subject to further change due to factors which may or may not be within the control of MMB’s management. Such factors may include, but are not limited to, insufficient project funding, natural disasters, unavailability of construction materials or permits, and work stoppage due to labour actions.

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Accuracy of Mineral Reserve and Resource Estimates
The calculations of amounts of mineralized material are estimates only. Actual recoveries of copper or other metals or concentrates from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade, dilution, ore loss, ground conditions, stripping ratio, or the copper price may affect the economic viability of the Company’s properties.Until an un-mined deposit is actually mined and processed, the quantity of mineral resources and reserves and grades must be considered as estimates only. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices. Any material change in quantity of mineral reserves, mineral resources, grade, percent extraction of those reserves recoverable by underground mining techniques or stripping ratio for those reserves recoverable by surface mining techniques may affect the economic viability of the Project.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details such as continuity and localized faulting that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

Mining difficulties
The Boleo Project represents a predominantly soft-rock, underground ore-body, spread amongst seven flat-lying ore beds (or “mantos”). The Company plans to apply a mechanized room-and-pillar mining method, utilizing a fleet of continuous miners, mobile roof support and mobile haulage equipment for the purpose of advance and retreat mining.

However, underground, soft-rock mining presents a number of significant challenges including (but not limited to) safe and efficient ground control, geotechnical complexities aggravated by the presence of historic underground mine excavations (some filled and some unfilled), availability of specialized equipment and associated maintenance support.

There is no assurance that the Company will be able to achieve the production volumes required to ensure the economic viability of the Project.

Change in the Board
On April 17, 2012, the Company announced that Gerald Prosalendis had resigned from the Board of Directors of the Company (the “Board”) and on April 23, 2012, the Company announced that Tom Ogryzlo, Wolf Seidler and Graham Thody had resigned from the Board. On May 7, 2012, the Company announced a reconstituted Board with the appointment of Tom Ogryzlo, Wolf Seidler, Lorie Waisberg and Stephen Lehner. On May 14, 2012, the Company announced the appointment of Lorie Waisberg as Chairman of the Board, the resignation of John Greenslade as a director, President and Chief Executive Officer (“CEO”) of the Company and the appointment of Tom Ogryzlo as interim CEO, pending the hiring of a permanent replacement.
On May 23, 2012, the Company appointed Ken Murphy as a director. Mr. Murphy and Mr. Lehner both resigned from the board on July 31, 2012. Peter Clausi and Ross Glanville joined the board on August 7, 2012. These management changes over the course of only a few months present potential issues with continuity and further Board changes may occur.

Retention and attraction of key management, construction and operational personnel
The mining industry is competitive in all of its phases, including recruiting qualified personnel .We face strong competition from other mining companies in talent identification, recruitment and retention. Many competitors have greater financial resources, operational experience and technical capabilities than Baja. As a result of this competition, we may have difficulty attracting and retaining key employees and management through the

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balance of construction and into operations at the Project. In addition, pressures to complete construction on schedule while competing for staff in a globally competitive environment can in turn cause under-trained or under-qualified employees to be hired and mistakes to be made.

The Company is dependent upon its key management personnel who are responsible for developing and operating the Project, exploration, mine and plant design, human resources and financing strategies. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Project. The Company’s ability to obtain financing, manage its development activities, and hence its success, will depend in large part on the efforts of these individuals.

The Company’s liquidity concerns and funding shortfall has caused considerable uncertainty and, during the period under review, the Company has experienced significant turnover as six key operational personnel at a manager level or higher resigned. There can be no assurance that the Company will be able to retain its key operational management personnel and has restricted ability to attract suitable replacements.

Change in Baja Management
It is anticipated that significant changes will occur to the business of Baja, once it ceases to control MMB. It is also the intention of the Consortium to cause MMB to hire certain key employees of Baja to continue work with MMB. Therefore it is anticipated that significant changes will occur in Baja’s management.

Any failure by the Company’s interim CEO, or any successor CEO, or the Company’s management team to perform as expected may have a material adverse effect on our business, results of operations and financial condition.

Ongoing and Potential Future Litigation
Following the Company’s announcement of the forecasted Boleo Project cost overruns on April 23, 2012, the Company has become subject to a number of legal proceedings and litigation, including a class action law suit initiated by a shareholder seeking among other relief, damages in the amount of $250 million. In general, litigation claims can be expensive and time consuming to bring or defend against and could result in settlements or damages that could significantly affect the Company’s financial position. The Company intends to contest any such litigation claims to the extent of any available defenses. However, it is not possible to predict the final outcome of any current litigation or additional litigation to which the Company may become party to in the future, and the impact of any such litigation on our business, results of operations and financial condition could be material.

Consequences of Cost Overruns and Consortium Financing for Listing of Baja’s Shares
As a result of the developments which have taken place since the forecasted cost overruns were announced on April 23, 2012 – most recently the Consortium Financing and its effect of the interest which the Company holds in MMB and the Boleo Project – the Company may not be able to maintain a listing of its common shares on the TSX. In this event, the Company proposes to seek a listing of its shares on the TSX Venture Exchange, but it is uncertain if the Company will meet the listing requirements of this exchange. If the Company is unable to maintain the listing of its common shares on an exchange, it will make it difficult for shareholders to sell their shares.

Second quarter and recent events

  In April 2012, the Company determined that the total cost to complete the development of the Project will significantly exceed the capital cost estimate announced by the Company on January 15, 2010. While the Company’s construction financing completed in 2010 was based on a capital budget of $1,167 million, plus $100 million in cost overrun facilities, the updated estimate indicates that the total cost to complete could amount to as much as $1,667 million. The updated estimate makes allowances for additional contingencies of $67.9 million, anticipated incremental financing costs of $25 million, delay cost of $40 million, as well

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  as additional working capital of $20 million. Management’s updated cost projections were reviewed by SRK Consulting (U.S.), Inc. (“SRK”) for accuracy and it was concluded that such cost are expected to be adequate to bring the Project to first copper production.

  During the same month three members of the Board of Directors resigned, leaving the Company with only three Board members. However, in May 2012 the Board of Directors was reconstituted, adding two returning members and two new members. Immediately following the change, the CEO (also a board member) resigned and the Company’s leadership changed.

  As the projected cost-overrun exceeds the Company’s available funding, MMB is currently under an Event of Default as defined in its senior lending agreements. As a result, MMB is unable to access any its previously approved senior debt facilities. However, the Company was successful in negotiating a standstill agreement with MMB’s senior lenders, whereby the lenders agreed to refrain from exercising rights and remedies available to them under the senior lending agreements. The original standstill agreement expired on August 1, 2012 and was replaced by a new standstill agreement which expires on September 15, 2012. MMB’s lenders agreed to the new standstill agreement due to the agreement by the Consortium to make the $90 million Stage I financing payment pursuant to the Consortium Financing. The revised standstill agreement also provides that the standstill agreement would terminate, should the Consortium not complete the Stage I financing by August 20, 2012

  In an effort to find a funding solution for the forecasted Boleo Project cost overruns , the Company retained BMO Capital Markets to canvas and evaluate possible sources of funding (the “BMO Process”). Non- disclosure agreements were signed by a number of parties who expressed interest at the time. These parties were granted access to the Company’s data room and management presentations. However, no proposals were received that could reasonably be completed given the limited liquidity of the Company.

  As it became clear in late July 2012 that the BMO Process was unlikely to identify a source of financing in time to prevent the shutdown of the Boleo Project and potential insolvency of MMB, the Company intensified its dialogue with the Consortium and ultimately obtained a agreement from the Consortium to provide interim funding in the amount of $90 million. This amount represents Stage I of the Consortium Financing. In Stage II of the Consortium Financing, which is not committed, the Consortium may choose to contribute additional funding in an amount sufficient to complete the Boleo Project. The terms and conditions of the Consortium Financing are discussed later in this report.

  In light of the Consortium Financing, the senior lenders agreed to extend the standstill agreement until September 15, 2012. The revised standstill agreement also provides that the standstill agreement would terminate, should the Consortium not complete the Stage I financing (note 18(a)) by August 20, 2012.

  The Company engaged SRK to prepare an Independent Engineer’s Report evaluating the Company’s development and operating plans, while assessing the adequacy of the Company’s estimate of the cost to complete the development of Boleo. SRK’s findings suggested further increases in certain assumptions relating to operating expenses. SRK is in the process of preparing an NI 43-101 compliant technical report on the Boleo Project, which is expected to be completed in early September, 2012.

  The Company also engaged Turner & Townsend, an international construction management consultancy, to identify and implement improvements in Baja’s project management capability. This work focuses on project controls, the Project’s development schedule, and EPCM management.

  During this period of financial strain, the Company continues to employ a rigorous liquidity management process. With cooperation from various of the project vendors, the Company has been able to continue to advance overall construction. However, the schedule remains under pressure to meet existing targets and the Company withdrew all previous guidance with regards to production targets, until such time as the Consortium Financing has been completed and full-scale development resumed.

  In order to ease the pressure on the copper circuit construction schedule, the Company is advocating the deferral of the cobalt and zinc circuits of the Project. Agreement by lenders and the Consortium is required prior to finalizing such a change.

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  During the quarter ended June 30, 2012, the Company recognized an impairment of (i) its stockpile inventory ($1.4 million); (ii) the majority of its deferred financing cost ($15.5 million); and (iii) a portion of the carrying value of its property, plant and equipment ($171.2 million).

Consortium Financing
On July 26, 2012, the Company announced that MMB potentially obtained $90 million of interim financing, to be provided by the Consortium.

The Consortium, subject to the approval of the boards of directors and/or senior management of the respective members of the Consortium (the “Consortium Approvals”), has agreed to contribute $90 million to MMB on or about August 30, 2012 in Stage I of the Consortium Financing. In stage II, which is not committed, the Consortium may choose to contribute additional funding in an amount sufficient to complete the Project.

The Consortium’s obligation to provide the $90 million of interim financing is subject to extension by MMB’s lenders of the existing standstill period to September 30, 2012.

Both stages of financing involve significant dilution to Baja’s interest in MMB. Further, there is no certainty that the Project will be completed, as the Consortium may elect not to complete the Stage I financing, and may determine that it does not wish to proceed with Stage II.

Stage I Funding: Interim Funding

The Consortium, subject to the Consortium Approvals, has agreed to contribute $90 million to MMB on or about August 30, 2012. The contribution of $45 million of the total $90 million will result in an immediate reduction in Baja’s interest in MMB from 70% to 49%.

The Stage I funding will enable MMB to begin addressing outstanding vendor liabilities and continue its current level of critical path activities at the Boleo Project.

Upon at least half of the Stage I funding being provided to MMB ($45 million), the Consortium will acquire an additional 21% interest in MMB, control of MMB will be transitioned to the Consortium, and changes will be made to the shareholders’ agreement governing the rights of the shareholders of MMB which will expand the power of the Consortium to manage the business of MMB and limit Baja’s rights. Baja approval will continue to be required for changes to the rights attaching to Baja’s MMB shares and to any related party transactions with a value over $1 million. Baja will continue to have the right to proportional board representation, and will be entitled to have one director on the MMB board as long as its interest in MMB is at least 8%.

If the entire $90 million is not funded by the Consortium on or about August 30, 2012, the Consortium’s interest will revert to 30%, and any MMB board and management changes will be reversed.

Stage II Funding: Financing the Completion of the Boleo Project

The Stage I funding is intended to give the Consortium members time to complete an evaluation of the Boleo Project and decide if they wish, in their sole discretion, to commit to contributing the further funding necessary to bring the Boleo Project to completion. The Consortium must make its decision by August 30, 2012. The decision is subject to further due diligence by the Consortium and agreement with MMB’s lenders with respect to the re-activation of its credit facilities. If the Consortium does not contribute the entire $90 million Stage I funding, or if it elects not to proceed with the Stage II funding, Baja expects that it will recommend to MMB that it proceed with an orderly shutdown of operations at the Boleo Project to seek to preserve value for Baja’s stakeholders.

  If the Consortium elects to proceed with the Stage II funding, Baja will have a right to contribute to such funding, subject to contributing a minimum of $10 Million and a contribution which would result in it

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  holding a maximum 40% interest in MMB. Baja may raise funds for its contribution only through a non- backstopped rights offering to Baja’s shareholders.

  If Baja makes no contribution to the Stage II funding, Baja’s interest in MMB will be reduced from 49% to 10%. In addition, if the total equity costs to complete the Project exceed $443,390,000 and further equity funding is required, Baja must participate on a pro rata basis or Baja’s remaining 10% interest in MMB will be diluted at an accelerated rate.

  If Baja exercises its right to contribute, Baja’s interest in MMB will be 10% plus a percentage determined by multiplying 39% (the percentage of MMB represented by 100% of the Stage II funding) by a number determined by dividing the amount contributed by Baja to MMB pursuant to the exercise of its Stage II participation right by the total amount of the Stage II funding. If Baja fully exercises its Stage II participation right, it would be required to contribute approximately $341,069,000 to retain a maximum 40% interest in MMB.

  Baja will have 60 days to complete a non-backstopped rights offering to provide it with funds to exercise its Stage II participation right. Mount Kellett has advised Baja that it does not intend to participate in such rights offering.

The Company received a fairness opinion from Capital West Partners (“Capital West”) regarding the transaction with the Consortium. Capital West is an independent Canadian investment banking firm specializing in corporate finance and advisory services, and was asked to assess the fairness of the transaction, from a financial point of view, to Baja’s shareholders.

In conducting its assessment, Capital West considered a number of factors, including but not limited to (a) the impact on Baja of MMB not securing funding to complete the Boleo Project including the potential shutdown of the Boleo Project; (b) alternative transactions that may be available to Baja under the circumstances and the financial impact of those alternative transactions on Shareholders; (c) the financial condition of Baja and the limited time available to complete an alternative transaction; and (d) other qualitative and quantitative factors. Based upon the review conducted by Capital West, and subject to the assumptions and limitations expressed in its opinion, Capital West was of the opinion that the transaction with the Consortium is fair, from a financial point of view, to Baja’s shareholders.

Change in Control of MMB

As indicated above, the completion of Stage I of the Consortium Financing will result in the immediate reduction of the Company’s interest in MMB to a maximum shareholding of 49%. The Company anticipates changes will be made to the shareholders’ agreement governing the rights of the shareholders of MMB and that those changes will include (i) expansion of the power of the Consortium to manage the business of MMB and (ii) limiting Baja’s rights and its ability to obtain benefits from MMB.

Upon a contribution by the Consortium of at least $45 million, the Company will cease to consolidate the results of MMB and expect to record a loss (or gain) on disposal of the net assets (or net liabilities) of MMB. Thereafter, for as long as the Company maintains significant influence over MMB, it anticipates accounting for MMB’s results under the equity method as defined in IAS28 – Investments in Associates.

However, upon the completion of Stage II of the Consortium Financing, it is anticipated that the Company’s interest in MMB may be further diluted to a level of 10%, which may reduce further should the total equity costs to complete the Project exceed US$443,390,000 and further equity funding is required. Once the Company’s interest is below 20%, it may be considered that the Company does not exercise significant influence over MMB and would cease to report MMB’s results under the equity method, but rather carry its investment in MMB at fair value.

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Legal Proceedings

During the period under review, various legal actions had been launched against the Company.

In April, Louis Dreyfus Commodities filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. This was followed by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia, seeking an independent investigation of the forecasted cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors which it says share responsibility for Baja's alleged failure to make timely disclosure of the forecasted cost overruns.

In July 2012, a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. Among other reliefs, the petitioner seeks:

  a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

  special damages in the amount of Cdn$250 million;

  punitive damages in the amount of Cdn$10 million; and

  interest and costs.

The Company intends to defend itself and has engaged various legal counsels to advise and assist the Company in its defense against these and any other legal proceedings that may arise.

Overview
Baja Mining Corp. was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s Project is a copper-cobalt-zinc-manganese deposit located near Santa Rosalia, Baja California Sur, Mexico. The Project is currently under construction and surface and underground mining activities have commenced.

The Company owns a 70% interest in the Project through its wholly owned Luxembourg subsidiary, Baja International S.à r.l., which owns 100% of a Luxembourg subsidiary, Boleo International S.à r.l., which in turn owns 70% of the shares of MMB. MMB holds all mineral and property rights in the Project. The remaining 30% of MMB is owned by the Consortium, the members of which acquired their interest in June 2008.

Summarized Financial Results
	June 30	December 31
(USD thousands unless otherwise noted)	2012	2011
Cash and cash equivalents	37,504	39,625
Working capital deficit	(529,984)	(159,733)
Senior debt	359,879	152,018
Subordinated debt	258,955	233,797

	Three months ended		Six months ended
	June 30		June 30
(USD thousands unless otherwise noted)	2012	2011	2012	2011
Capital expenditures - property, plant and equipment	(75,553)	(96,585)	(205,930)	(131,903)
(Loss) income	(140,516)	(5,525)	(170,716)	(48,297)
(Loss) income attributable to shareholders	(100,946)	(5,764)	(122,290)	(38,578)
(Loss) income per share - basic	(0.30)	(0.02)	(0.36)	(0.11)

Baja Mining Corp. MD&A Q2 2012	10

Corporate developments
The Company’s management and Board of Directors has changed composition

On April 17, 2012, the Company announced the resignation of Gerald Prosalendis from the Board of Directors for personal and family reasons. Baja further announced the resignations of Graham Thody, Tom Ogryzlo and Wolf Seidler from the Company’s Board on April 23, 2012, temporarily reducing the size of the Board to three members.

On May 7, 2012, the Company announced that the Board had been reconstituted to include Tom Ogryzlo, Wolf Seidler, Stephen Lehner and Lorie Waisberg. Lorie Waisberg has been appointed Chair of the Board. The Company announced on May 14, 2012 that John Greenslade has resigned from his positions as CEO and President and also resigned from the Company’s Board. Tom Ogryzlo has been appointed interim CEO. On May 24, 2012, Ken Murphy joined the Company’s Board.

On August 1, 2012, Mr. Lehner and Mr. Murphy resigned from the Board, reducing the Board to four members.

The Company has engaged external advisors to assist the Company through this critical period. KPMG LLP has been engaged by management and the Company’s Audit Committee to read and provide comments on the Company’s condensed interim consolidated financial statements for the quarter ended June 30, 2012.

Project development activities
Boleo is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometers south of San Diego, California. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The Project is located within the “buffer zone” of the El Vizcaíno Biosphere (“El Vizcaíno”), a Mexican National environmental reserve; and the required Environmental Impact Manifest has been approved by Mexican authorities, allowing the Project to be built and operated in the buffer zone of El Vizcaíno.

Boleo is being developed as a series of underground mines using a room-and-pillar mining method, along with small open-cut mines. The ore will be fed to a processing plant, which will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, likely at some point, manganese, probably as manganese carbonate. The plant is expected to produce, on average, 125 million pounds of copper per year for the first 6 years at an average grade above 2% and 84 million pounds of copper per year thereafter at an average grade of 1.33% (based on the currently schedule mine life). Based on present reserves and the current mine plan, the scheduled life of mine is 23 years.

Construction of Boleo
Despite the Company’s funding shortage, construction activities are continuing on site with a focus on all circuits required for copper production. Earthworks are nearing completion, the majority of concrete pours are finished and the erection of structural steel has started along with some electro-mechanical works. Approximately 2,900 people are currently working on the Project. A liquidity management program has been implemented to ensure that these contractors are supplied with materials (fuel, rebar, concrete and steel) to maintain current work programs. ICAF continues to provide construction management services under the EPCM contract.

Baja Mining Corp. MD&A Q2 2012	11

The marine terminal continues to make good progress, as does the associated area of the sea water intake structure and equipment. All piles required for berths 1 and 3 have been driven with 85% of deck slabs placed and 65% of deck topping poured to allow commissioning. These berths in 8m of water will allow first fill reagents and critical supplies to be shipped to the project site prior to plant start-up.

The tailings storage facility (TSF) construction permit was received during the reporting period and good progress is being made on dam construction. The crest elevation of the dam is now sufficient to manage the risk of a 1 in 1,000 year rainfall event, should this occur as we approach the height of the hurricane season. As long as current progress is maintained the TSF should be complete well ahead of plant commissioning.

Surface and underground mining
The surface mining group was primarily focussed on waste stripping activities during the period. This has allowed sufficient time for the development and implementation of a grade control and stockpile management programs. As a result ore production will resume in the third quarter with adequate measurement and control of dilution. After grade control drilling, the ore mined will be stockpiled separately from previously mined material, providing plant feed with grades known to an acceptable level of confidence.

As well as stripping waste in mines OC3040 and OC3050, the surface mining fleet has been deployed in support of construction activities. This includes the mining and haulage of waste to provide the TSF construction contractor with a supply of construction materials to be placed on the dam. Other construction related work includes the preparation of the M-302 mine portal pad and mining to expose historical mine adits in the TSF area. A small amount of ore (18,600 wmt) was mined and stockpiled during the development of the M-302 portal.

The Company continues to experience slower than planned ramp up of underground mining. This is primarily the result of poor ground conditions and lower than expected equipment availability. A trial mining method was implemented during the quarter whereby main access and pillaring entries are developed in waste above the ore horizon in mine M303. In this method, the accelerated rate of advance and lower ground control costs offset the impact of increased waste handling. This approach was demonstrated to be useful for establishing access in areas with pervasive old workings, but is not a viable method for the retreat mining phase. Mine development in M303 has reverted to the ore horizon with two pillaring entries being driven to allow retreat mining to commence in the third quarter. Operator skill training continued using simulators, equipment vendor representatives and experienced Company staff.

Negotiations continued with a third party contract miner during the reporting period. The contract miner will supply their own experienced personnel and equipment to re-establish the development schedule in mine M301 and other specific underground mines. This will not change the existing plan to recruit and train a local mining workforce for long term operation of mines M303 and M302. A significant additional annual cost will be associated with the use of a contract miner; however, this enhances the probability that ore production targets will be met prior to plant start-up.

Review of operating results
Comparison of the three-month period ended June 30, 2012 to the three-month period ended June 30, 2011

For the three-month period ended June 30, 2012, the Company recorded a loss attributed to its shareholders of $100.9 million or $0.30 per share (basic) as compared to a loss attributed to its shareholders of $5.8 million or $0.02 per share (basic) for the same period in 2011. The increase in loss was primarily driven by impairment losses totalling $188.1 million following the announcement of the forecasted cost overrun of the Boleo Project during the quarter. The effect of the impairments was partially offset by fair value adjustments to the Company’s derivative instruments, as discussed below.

Baja Mining Corp. MD&A Q2 2012	12

Operating expenses during the quarter ended June 30, 2012 were $194.0 million compared to $8.1 million for the same period in 2011. A summary of the most significant differences are discussed below:

  Wages: $2 million ($1.7 million in 2011) – the increase in wages in the second quarter of 2012 compared to the corresponding quarter in 2011 reflect discretionary retention payments which the Board extended to certain individuals who they determined to be critical to the continuation or transition of the Boleo Project. Even though the Company reduced staff levels at its head office at the end of May 2012, savings during the last month were offset by severance extended to those individuals affected by the cut.

  Management and directors fees: $1.1 million ($0.6 million in 2011) – the current period management and directors fees include an amount paid as severance to the former CEO. However, the impact was slightly offset by the fact that no incentive compensation was paid in 2012 (in consideration of the company’s current liquidity situation);

  Stock-based compensation: negative expense of $0.1 million ($1.6 million in 2011) – the negative expense reflects an update during the current quarter for actual forfeitures of unvested stock options previously granted to employees affected by the staff reduction in the Vancouver head office.

  Professional and consulting fees: $1.1 million ($0.7 million in 2011) – the increase in professional fees relates mainly to (i) the Company’s efforts to defend itself against the various legal and regulatory proceedings brought against it during the quarter, and (ii) the cost of counsel to assist the Board and its committees with governance matters.

  Impairments: $188.1 million ($1.7 million in 2011) – the following impairments were recorded in the second quarter 2012: (i) $171.2 million impairment on property, plant and equipment as the Company identified a significant forecasted cost overrun on the Boleo Project, which subsequently led to a significant decline in the Company’s market capitalization; (ii) $15.5 million impairment on deferred financing costs given the uncertainty surrounding the Company’s ability to reinstate its senior and subordinated debt facilities, and (iii) $1.4 million impairment on previously recognized stockpile inventory due to the implementation of revised grade control and stockpile programs. The impairment loss of $1.7 million in the second quarter of 2011 is related to equipment previously purchased in 2008 that was no longer being used or had limited benefit in the construction progress.

Other items

  Fair value gains related to derivative instruments: $53.1 million ($5.6 million in 2011) – the Company recognized fair value adjustments on its derivative contracts as follows:

    $33.2 million gain on its zero cost collar copper hedge contracts, compared to a gain of $4.5 million recognized in 2011. This is predominantly due to reductions in outlook for future copper prices and in the observed volatility of the copper curve;

    $0.1 million gain on its purchase put option related to the Company’s equity cost overrun facility, which was a gain of $1.1 million in 2011. The primary reason for the increase in the put option value, and the resulting gain in the first quarter of 2011, was the result of an increase in management’s expectation of the probability of drawdown of the cost overrun facility. Management’s overall estimate has remained relatively consisted from March 31, 2012, reflecting possible uncertainties with regards to the Company’s ability to access the cost overrun facility, being subject to financing of the funding shortfall

    $6.2 million gain on the Company’s mandatory prepayment derivative liability related to the Baja funding loan as the Company determined that the fair value of the derivative approximated a value of $Nil as at June 30, 2012 which is indicative of the demand feature on the corresponding debt facility at that date; and

    $13.3 million gain on the Company’s mandatory prepayment option related to the US Exim loan as the Company determined that the fair value of the derivative approximated a value of $Nil as at June 30, 2012 which is indicative of the demand feature on the corresponding debt facility at that date.

Baja Mining Corp. MD&A Q2 2012	13

                  Comparison of the six-month period ended June 30, 2012 to the six-month period ended June 30, 2011

                  For the six-month period ended June 30, 2012, the Company recorded a loss attributed to its shareholders of $122.3 million or $0.36 per share (basic) as compared to a loss attributed to its shareholders of $38.6 million or $0.11 per share (basic) for the same period in 2011. The increase in loss was primarily driven by impairment losses totalling $188.1 million following the announcement of the forecasted cost overrun of the Boleo Project during the quarter. The effect of the impairment was partially offset by fair value adjustments to the Company’s derivative instruments, as discussed below.

                  Operating expenses during the six months ended June 30, 2012 were $199.7 million compared to $13.8 million for the same period in 2011. A summary of the most significant differences are discussed below:

                    Shareholder information: $2.1 million ($0.6 million in 2011) – the increase in expense is the result of $1.5 million incurred by the Company in regards to a special shareholders meeting requisitioned by Mount Kellett Master Fund II A LP (“Mount Kellett”). A special meeting of shareholders was held on April 3, 2012 where shareholders voted to maintain the Board in place as of the meeting date. However, as discussed elsewhere, significant Board changes have occurred since.

                    Wages: $3.2 million ($2.6 million in 2011) – the increase in wages in the second quarter of 2012 compared to the corresponding quarter in 2011 reflect discretionary retention payments which the Board extended to certain individuals who they determined to be critical to the continuation or transition of the Boleo Project. Even though the Company reduced staff levels at its head office at the end of May 2012, savings during the last month were offset by severance extended to those individuals affected by the cut.

                    Management and directors fees: $1.3 million ($0.7 million in 2011) – the current period management and directors fees include an amount paid as severance to the former CEO. However, the impact was slightly offset by the fact that no incentive compensation was paid in 2012 (in consideration of the company’s current liquidity situation);

                    Stock-based compensation: $0.6 million ($3.2 million in 2011) – the decrease in stock-based compensation reflects an update during the current quarter for actual forfeitures of unvested stock options previously granted to employees affected by the staff reduction in the Vancouver head office.

                    Impairments: $188.1 million ($2.7 million in 2011) – the following impairments were recorded in the second quarter 2012: (i) $171.2 million impairment on property, plant and equipment as the Company identified a significant forecasted cost overrun on the Boleo Project, which subsequently led to a significant decline in the Company’s market capitalization; (ii) $15.5 million impairment on deferred financing costs given the uncertainty surrounding the Company’s ability to reinstate its senior and subordinated debt facilities, and (iii) $1.4 million impairment on previously recognized stockpile inventory due to the implementation of revised grade control and stockpile programs. The impairment loss of $2.7 million in the first six months of 2011 is related to equipment previously purchased in 2008 that was no longer being used or had limited benefit in the construction progress.

Baja Mining Corp. MD&A Q2 2012	14

                  Other items

                    Foreign exchange loss: $0.9 million (loss of $7.9 million in 2011) – the Canadian dollar remained close to par against the US dollar during the period, while the Canadian dollar strengthened considerably during the corresponding period of the previous year, resulting in more notable exchange loss in 2011.
                    The foreign exchange loss is primarily a result of Baja’s (Canadian functional currency) US dollar based investment in the Project;

                    Fair value gain (loss) related to derivative instruments: $31.0 million (loss of $25.6 million in 2011) – the Company recognized fair value adjustments on its derivative contracts as follows:

                      $2.7 million gain on its zero cost collar copper hedge contracts, compared to a loss of $26.7 million recognized in 2011. This is predominantly due to reductions in outlook for future copper prices and in the observed volatility of the copper curve;

                      $8.6 million gain on its purchase put option related to the Company’s equity cost overrun facility, which was a gain of $1.1 million in 2011. The primary reason for the increase in the put option value, and the resulting gain in the first quarter of 2012, was the result of an increase in management’s expectation of the probability of drawdown of the cost overrun facility;

                      $6.8 million gain on the Company’s mandatory prepayment option related to the Baja funding loan as the Company determined that the fair value of the derivative approximated a value of $Nil as at June 30, 2012 which is indicative of the demand feature on the corresponding debt facility at that date.; and

                      $12.9 million gain on the Company’s mandatory prepayment option related to the US Exim loan as the Company determined that the fair value of the derivative approximated a value of $Nil as at June 30, 2012 which is indicative of the demand feature on the corresponding debt facility at that date.

                  Review of quarterly results
                  The eight most recently completed quarters prior to June 30, 2012:

	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2010	2010	2011	2011	2011	2011	2012	2012
Total Revenues ($’000)	$-	$-	$-	$-	$-	$-	$-	$-
Income (loss) for the period attributable to common shareholders of the Company ($’000)	$(4,062)	$(65,499)	$(32,814)	$(5,764)	$60,177	$(10,087)	$(21,344)	$(100,946)
Basic income (loss) per share for the period	$(0.03)	$(0.28)	$(0.10)	$(0.02)	$0.18	$(0.03)	$(0.06)	$(0.30)
Diluted income (loss) per share for the period	$(0.03)	$(0.28)	$(0.10)	$(0.02)	$0.18	$(0.03)	$(0.06)	$(0.30)

                  The fluctuations in income (loss) attributable to shareholders of the Company is primarily impacted by foreign exchange fluctuations between the Canadian and US dollars, with the largest impact attributable to Baja’s (Canadian functional currency) US dollar based investment in the Project, and the mark-to-market fair value adjustments on the Company’s derivative instruments. The fluctuation of foreign exchange rates and other market factors, such as copper prices and interest rates impact the magnitude of the fluctuation from quarter to quarter.

Baja Mining Corp. MD&A Q2 2012	15

                  The operating costs of the Company are predominantly related to Baja, as the majority of MMB costs are capitalized as the Company continues development of Boleo.

                  The current quarter loss was primarily driven by the impairment loss of $188.1 million recognized on the Boleo Project, following the announcement of the forecasted cost overrun during the quarter. The effect of the impairment was partially offset by fair value adjustments to the Company’s derivative instruments, as described earlier in this report.

                  Liquidity and capital resources
                  The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

                  During the quarter under review, the Company determined that the cost to complete the Boleo Project could be as high as $1,667 million, which significantly exceeds the Company’s available project funding ($1,167 million plus additional cost overrun facilities of $100 million). Since the Company was unable to finance the funding shortfall within 60 days of identifying the forecasted project cost overrun, the Company is in an Event of Default as defined in the Company’s senior lending agreements. The Company was also in default of its borrowing agreements related to the Korean Development Bank (“KDB”) Subordinated debt and Baja funding loan, due to the fact that MMB’s liabilities exceeded the carrying value of its assets as at June 30, 2012.

                  Should the Company remain in an Event of Default at the expiration of any standstill agreement as a result of this (or any other arising) defaults, the lenders may exercise any combination of available remedies, including accelerated payment demand of the debt facilities. The facilities that may be subject to accelerated payment are the senior debt, the KDB subordinated debt, the Baja funding loan and those relating to the hedge liability, all totalling $491,300 on the consolidated balance sheet. Consequently, the Company is required to present these balances as current liabilities, while the Event of Default is continuing.

                  Subsequent to the period-end, the Company announced that MMB obtained $90 million of interim financing, to be provided by the Consortium in Stage I of the Consortium Financing. In Stage II, which is not committed, the Consortium may choose to contribute additional funding in an amount sufficient to complete the Project. The Company also obtained a standstill agreement from its senior lenders, whereby they agreed to not exercise the rights and remedies available to them during the standstill period, which will expire on September 15, 2012. The revised standstill agreement also provides that the standstill agreement would terminate, should the Consortium not complete the Stage I financing by August 20, 2012.

                  Prior to the Event of Default, the Company began drawing on its senior debt facilities in the fourth quarter of 2011. The total proceeds received from senior debt facilities during the first six months of 2012 was $180.0 million ($nil in 2011).

                  At June 30, 2012, the Company held $8.6 million in restricted cash compared to $31.2 million at December 31, 2011. During 2012, the Company utilized most of the construction funds which were held in trust as at December 31, 2011 ($24.3 million). The total restricted cash at June 30, 2012 include $4.9 million (December 31, 2011 -$4.9 million) which is restricted to payments on approved closure and reclamation costs, $2.0 million (December 31, 2011 - $2.0 million) which is restricted through operating credit facilities, and $1.7 million (December 31, 2011 - $nil) held in trust for employee benefits.

                  During the six months ended June 30, 2012, the Company received $1.7 million (2011 - $3.5 million) through the exercise of stock options and share purchase warrants.

Baja Mining Corp. MD&A Q2 2012	16

                  During 2012, the Company utilized $12.8 million in operations ($5.4 million during 2011). This was measured after taking into account adjustments for non-cash items such as impairments of $188.1 million ($2.7 million in 2011), fair value gain on derivative contracts of $31.0 million (loss of $25.7 million in 2011) and unrealized foreign exchange gain of $0.6 million (loss of $8.0 million in 2011). The Company incurred cash expenditures on construction deposits and property, plant and equipment of $214.3 million ($140.4 million in 2011), had an increase in value-added tax recoverable of $15.3 million ($7.8 million in 2011), redeemed short term deposits of $30.2 million (invested $33.5 million in 2011) and utilized $22.6 million (increased $97.8 million in 2011) of its restricted cash on the Project. This increase in spending is consistent with the stage of construction and level of increased activity at the Project compared to 2011.

                  The Company’s combined cash and cash equivalents and short-term deposits as at June 30, 2012 totaled $40.7 million compared with $72.7 million as of December 31, 2011. All of the funds are highly liquid and are available immediately. The Company is in a working capital deficit position of $530 million as at June 31, 2012 (December 31, 2011 - $159.7 million). Though this is predominantly due to the presentation of its senior debt balances, the US Exim mandatory prepayment derivative, the hedge liability and (as at June 30, 2012) the KDB and Funding Loan subordinated debt (due to the existing Event of Default), it is also indicative of the Company’s growing construction payables. Following the identification of the forecasted cost overrun facility, the Company was unable to access any of the available senior debt facilities and during the period, the Company was forced to employ very stringent treasury management practices and policies while searching for a funding solution.

                  Despite the $90 million of interim funding arranged with the Consortium subsequent to June 30, 2012, management is forecasting that it would need to continue to employ these treasury management policies, in order to preserve sufficient funding to continue with the current level of development, until such time as the Stage II financing is closed.

                  The additional items that make up the working capital balance include other current assets: deposits, prepaid expenses, value-added tax recoverable and other receivables. The majority of the balance relates to Mexican value-added tax recoverable, which was $36.1 million at June 30, 2012 (December 31, 2011 - $20.8 million), reflecting the increased capital and operating expenditure incurred in the development of the Project during the period. Subsequent to June 30, 2012, the Company received approximately $20 million of this balance and Management expects to recover the remainder of the amounts within the next 12 months.

                  Commitments, contingencies and contractual obligations
                  As at June 30, 2012, the Company had the following undiscounted contractual obligations:

Contractual Obligations	Payments due by period (thousands of US dollars)
	Total	Less than 1 year		1-3 years		4-5 years		More than 5
								years
Accounts payable	$108,492	$108,492	$	nil	$	nil	$	nil
Operating lease obligations [1]	$5,045	$307		$1,842		$1,842		$1,054
Contract and purchase commitments [2]	$307,198	$241,833		$64,729		$322		$314
Reclamation funding [3]	$8,500	$4,900		$3,600	$	nil	$	nil
Subordinated long-term debt facilities	$274,568	$114,136	$	nil	$	nil		$160,432
Senior long-term debt facilities[4]	$359,879	$359,879	$	nil	$	nil	$	nil
Environmental obligations [5]	$37,731	$327	$	nil	$	nil		$37,404
Total	$1,101,413	$829,874		$70,171		$2,164		$199,204

Baja Mining Corp. MD&A Q2 2012	17

1.

                  The Company has an office lease for its corporate head office. The lease commits the Company to a 10 year lease at an average monthly lease of $52 (CDN$53) per month. In addition to the monthly lease payments, the Company has provided a security deposit of $471 (CDN$480), as well as a letter of credit (“LC”) of $743 (CDN$757) to the landlord. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.

2.	The Company has entered into numerous contracts regarding development and operations of the Project. Total contractual obligations entered into at June 30, 2012 are estimated to be $307,198

3.

                  Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In addition to the amount of $4,900 funded to the reclamation fund during 2010 and 2011, the Company has committed to deposit $8,500 into the project reclamation funding account before December 31, 2013.

4.

                  The Company is currently under an Event of Default as defined in its senior lending agreements. As a result, the Company does not have an unconditional right to defer payment beyond a period of twelve months. The Company’s senior lenders extended it standstill agreement to the Company until September 15, 2012, whereby the lenders agreed that they will not exercise the rights and remedies available to them under the senior lending agreements. The revised standstill agreement also provides that the standstill agreement would terminate, should the Consortium not complete the Stage I Consortium Financing by August 20, 2012.

5.	This represents an undiscounted asset retirement obligation of $37,731 over an estimated remaining project life in excess of 23 years.

                  The table above does not include any commitments arising from commitment fees on available facilities related to the Company’s senior debt facilities.

                  As required by the terms of the senior debt facilities, the Company has agreed to terms of an off-take arrangement with Louis Dreyfus whereby the Company committed to sell, on commercial terms, 70% of the copper and cobalt that is expected to be produced during the first 10 years of the Boleo Project’s operations.

                  In April 2012, Louis Dreyfus Commodities filed a Request for Arbitration with the London Court of International Arbitration, seeking a declaration that the Louis Dreyfus cost overrun facility is terminated. This was augmented by litigation commenced by Louis Dreyfus in the Supreme Court of British Columbia. In its writ, Louis Dreyfus is seeking an independent investigation of the forecasted cost overruns to the Boleo Project and the Company's disclosure thereof, as well as the removal of officers and directors, which it says share responsibility for Baja's alleged failure to make timely disclosure of the forecasted cost overruns.

                  Following the announcement of the forecasted cost overruns and the resulting funding shortfall, a shareholder of the Company commenced a class action lawsuit under the Class Proceedings Act (Ontario) against the Company and certain of its present and former directors and officers. The petitioner is seeking:

                    a declaration that the defendants made misrepresentations contrary to the Securities Act (Ontario) during a class period extending from November 1, 2010 to April 23, 2012;

                    special damages in the amount of Cdn$250 million;

                    punitive damages in the amount of Cdn$10 million; and

                    interest and costs

                  The Company intends to defend itself and has engaged legal counsel to advise and assist the Company in its defense against the lawsuit.

                  Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

                  Off-balance sheet arrangements
                  The Company does not have any material off-balance sheet arrangements, including guarantee contracts, contingent interests in assets transferred to an entity or other derivative instruments obligations.

Baja Mining Corp. MD&A Q2 2012	18

                  Transactions with related parties

The Company entered into the following related party transactions with directors or officers of the Company or with companies with directors or officers in common:
	Six months ended June
		30,
	2012	2011
	‘000s	‘000s
Directors fees – administration	265	154
Management fees – administration	1,033	585
Management fees – property, plant and equipment	221	322
	1,519	1,061

                  The Company also recognized office and administration cost recoveries from a company with directors and officers in common during the three and six months ended June 30, 2012 of $39 (2011 – $44) and $92 (2011 –$91). The above transactions occurred at commercial terms.

                  Loans from non-controlling interests of $160.4 million, including accrued interest, were payable as at June 30, 2012. These loans are advanced proportionately to project ownership, which is identical to the terms under which the Company funds the Project.

                  The Company owed $52.1 million on the Baja funding loan facility as at June 30, 2012, which is also payable to the Consortium.

                  Share capital information
                  The Company did not grant any stock options to employees or directors of the Company subsequent to the balance sheet date. There had been no change to the Company’s issued and outstanding share capital as at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 340,213,025 issued and outstanding.

                  Disclosure controls and procedures
                  Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is gathered and reported to senior management, including the CEO and Chief Financial Officer (“CFO”), as appropriate to permit timely decisions regarding public disclosure. Management, including the CEO and CFO of the Company conducted an evaluation of the effectiveness of the design and operations of the disclosure controls and procedures as required under U.S. Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2011.

                  Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S. and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Baja Mining Corp. MD&A Q2 2012	19

                  Management’s responsibility for internal controls over financial reporting
                  The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

                  We confirm there were no significant changes in internal controls over financial reporting during the most recent interim period ending June 30, 2012.

                  Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2011, the Company’s internal controls over financial reporting were effective.

                  The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Baja Mining Corp. MD&A Q2 2012	20